Exhibit 99.1
Waldencast plc Announces Receipt of Anticipated Nasdaq Delinquency Notice

January 9, 2024 – New York, NY – Waldencast plc, (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today announced that on January 3, 2024, it received an additional notice of non-compliance from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) due to the Company not having filed interim financial statements for the period ended June 30, 2023 with the Securities and Exchange Commission (the “SEC”) by December 31, 2023, as required by Nasdaq Listing Rule 5250(c)(2) (the “Filing Rule”). The Staff noted that the Nasdaq Hearings Panel (the “Panel”) will consider this additional notice as part of its determination regarding the Company’s continued listing on The Nasdaq Capital Market. The additional notice has no immediate impact on the listing of the Company’s securities, the suspension of which was stayed by Nasdaq at least pending completion of the hearing process.

As previously disclosed, the Company’s hearing before the Panel is scheduled for February 8, 2024, at which hearing the Company will present its plan to regain compliance with the Filing Rule, including the filing of all outstanding reports with the SEC. Although the Company is continuing to work diligently to file the outstanding reports with the SEC as soon as practicable, there can be no assurance that the Panel will grant an extension or that the Company will be able to timely satisfy the terms of any extension granted by the Panel.

About Waldencast

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth, purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, brands will benefit from the operational scale of a multi-brand platform, expertise in managing global beauty brands at scale, a balanced portfolio to mitigate category fluctuations, asset-light efficiency and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this report that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s ability to submit a plan to regain compliance with the Nasdaq Listing Rules; whether Nasdaq will accept the Company’s plan to regain compliance with the Nasdaq Listing Rules; the Company’s ability to file its outstanding reports within the timeline prescribed by Nasdaq; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) failure by the Company to regain compliance with Nasdaq’s continued listing standards or failure to obtain a further extension from the Panel or failure by the Company to satisfy the terms of any extension granted, all of which may result in the Company’s securities being delisted from Nasdaq, (ii) delays in the Company’s ability to finalize its fiscal year 2022 audited financial results, its interim balance sheet and income statement as of the end of its second quarter or file required financial results in a timely manner, (iii) any findings by Company’s management of one or several material weaknesses in the Company’s internal control over financial reporting, (iv) the ability by management to successfully implement remediation plans adopted in conjunction with any findings of material weaknesses identified in the Company’s internal control over financial reporting, (v) the potential for delisting, legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors’ review or inability to finalize financial results in a timely manner, (vi) the Company’s ability to deliver the required financial statements by January 15, 2024 to the lenders in accordance with the terms of negotiated waivers and whether the lenders party to that certain Credit Agreement (as amended, restated, amended and restated, modified or otherwise supplemented from time to time, the “Credit Agreement”), dated as of June 24, 2022, by and among the Waldencast Finco Limited, a private company incorporated under the laws of Jersey with registered number 143249 (the “Borrower”), Waldencast Partners LP, the lenders party thereto (the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”), will exercise any of their rights to exercise any and all rights and remedies available to them under the Credit Agreement if the required financial statements are not timely delivered, (vii) the Borrower’s ability to obtain additional waivers from the Administrative Agent and the required Lenders for any continuing or future defaults or events of default and (viii) other risks detailed in the Company’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022 and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.
Contacts:

Investors
ICR
Allison Malkin /Nina Weiss
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com
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